Exhibit 99.1

Announcement to the Market

Disclosure of results for the second quarter and first half of 2016, according to International Financial

Reporting Standards – IFRS

We present below the differences between our financial statements in BRGAAP1 and in International Financial Reporting Standards - IFRS. We emphasize that the main difference in the result and equity relates to the allowance for loan losses, that uses the concept of incurred loss in IFRS and of expected loss in BRGAAP.

The complete consolidated financial statements under IFRS for the first half of 2016 are available at our website: www.itau.com.br/investor-relations.

Comparsion between BRGAAP1 and IFRS

						R$ million

Balance Sheet	BRGAAP	Adjustments and Reclassifications [2]	IFRS	BRGAAP	Adjustments and Reclassifications [2]	IFRS
		Jun/30/2016			Dec/31/2015
Total Assets	1,395,856	(79,515)	1,316,342	1,359,172	(82,758)	1,276,415
Cash and Cash Equivalents, Reserve Requirements, Interbank Deposits, Securities Under Repurchase Agreements, Financial Assets and Derivatives[3]	719,770	(13,650)	706,121	704,487	(14,520)	689,967
Loan Operations	497,959	569	498,528	473,829	419	474,248
(-) Allowance for Loan Losses [4]	(38,470)	8,728	(29,741)	(34,078)	7,234	(26,844)
Other Financial Assets [5]	111,541	(57,395)	54,146	122,637	(69,132)	53,506
Tax Assets [6]	61,077	(17,111)	43,966	61,707	(9,557)	52,149
Investments in associates and jointly controlled entities, Goodwill, Fixed and Intangible Assets, Assets Held for Sale and Other Assets	43,979	(657)	43,322	30,590	2,798	33,389

Current Liabilities and Long Term Liabilities	1,271,968	(86,748)	1,185,222	1,250,955	(88,600)	1,162,356
Deposits	309,032	-	309,032	292,610	-	292,610
Deposits Received Under Securities Repurchase Agreements [3]	353,662	(13,975)	339,687	350,954	(14,311)	336,643
Financial Liabilities Held for Trading, Derivatives, Interbank and Institutional funding	269,856	(149)	269,710	282,575	(288)	282,287
Other Financial Liabilities [5]	124,426	(57,000)	67,426	137,212	(68,498)	68,715
Reserves for Insurance, Private Pension and Capitalization	144,057	607	144,664	132,053	295	132,349
Provisions and Other Liabilities	55,225	(3,973)	51,252	44,943	(161)	44,781
Tax Liabilities [6]	15,710	(12,259)	3,451	10,608	(5,637)	4,971

Total Stockholders' Equity	123,888	7,233	131,120	108,217	5,842	114,059
Non-controlling interests	13,301	236	13,537	1,755	52	1,807
Controlling Stockholders' Equity [7]	110,587	6,997	117,583	106,462	5,790	112,252

[1]	BRGAAP represents the accounting practices adopted in Brazil for financial institutions, according to regulation of the Brazilian Central Bank;
[2]	Resulted from reclassifications between assets and liabilities and other effects from IFRS adoption;
[3]	Resulted from the elimination of transactions between the parent company and exclusive funds (mainly PGBL and VGBL fund quotas), which are consolidated under IFRS;
[4]	Implementation of the criteria for calculating the Allowance for Loan Losses as defined in IFRS;
[5]	Difference in accounting, mainly for Foreign Exchange Portfolio, which started to be considered as net effect of Assets and Liabilities;
[6]	Difference in accounting, mainly for deferred taxes, which are now treated as a net effect of Assets and Liabilities in each of the consolidated companies;
[7]	Conciliation of Controlling Stockholders’ Equity is presented in the following table.

Itaú Unibanco Holding S.A.

Below, the conciliation of the Result and Equity, and the conceptual description of the major adjustments.

Conciliation						R$ million

Adjustments	Equity			Result
	Jun/30/16	2ndQ/16	1stQ/16	2ndQ/15	1stH/16	1stH/15
BRGAAP - Values Attributable to Controlling Stockholders	110,587	5,518	5,184	5,984	10,702	11,717
(a) Allowance for Loan Losses	5,359	470	591	(153)	1,061	(307)
(b) Adjustment to market value of shares and quotas	203	-	-	-	-	-
(c) Acquisition of interest in Porto Seguro Itaú Unibanco Participações S.A.	463	(3)	(4)	(3)	(7)	(7)
(d) Effective interest rate	(76)	8	12	(3)	20	18
(e) Financial Leasing Operation	678	38	48	-	86	-
(f) Other adjustments	370	(32)	(120)	20	(152)	97
IFRS - Values Attributable to Controlling Stockholders	117,583	5,999	5,711	5,845	11,710	11,518
IFRS - Values Attributable to Minority Stockholders	13,537	323	(13)	89	310	199
IFRS - Values Attributable to Controlling Stockholders and Minority Stockholders	131,120	6,322	5,698	5,934	12,020	11,717

Differences between IFRS and BRGAAP Financial Statements

(a) On IFRS (IAS 39), loan losses allowances must be made when there is objective evidence that loan operations have suffered a reduction in its value (Incurred Loss). On BRGAAP, the expected loss model is used 8 .

(b) On IFRS (IAS 39 and 32), stocks and quotas classified as permanent investments were measured at fair value and its gains and losses were recorded directly on Equity, with no impact on the income statement of the period.

(c) On IFRS, the effect of accounting at fair value the acquisition of the participation in Porto Seguro Itaú Unibanco Participações S.A. was recognized.

(d) On the IFRS (IAS 39), the assets and financial liabilities measured at amortized cost are recognized according to the methodology of effective interest rate, which appropriates the revenues and costs directly attributed to the acquisition, issue or disposal for the period of operation. On BRGAAP, the recognition of expenses and revenues from fees occurs at the time of contracting these operations.

(e) Under IFRS (IAS 17) the financial leasing operations are recorded as Fixed Assets on the other hand of Other Financial liabilities on BRGAAP, as of September 30, 2015, the consideration of these transactions are now recorded in income in accordance with CMN Resolution No. 3,617/08.

(f) Other Adjustments mainly comprise the difference in the eligibility of operations of the Cash Flow Hedge for purposes of IFRS and the reversal of the Goodwill Amortizations pursuant the BRGAAP.

[8]	For more details see our Complete Financial Statements for the second quarter of 2016.

For comparison purposes, we present on the table below the Result and the Recurring Result according to the IFRS and the BRGAAP.

										R$ million
Recurring Result		2ndQ/16			1stQ/16			1stH/16			1stH/15
	BRGAAP	IFRS	Variation	BRGAAP	IFRS	Variation	BRGAAP	IFRS	Variation	BRGAAP	IFRS	Variation
Result - Attributale to Controlling Stockholders	5,518	5,999	481	5,184	5,711	527	10,702	11,710	1,008	11,717	11,518	(199)
Exclusion of the Non-Recurring Events	56	40	(16)	51	19	(32)	107	59	(48)	225	167	(59)
Goodwill Amortization	156	-	(156)	32	-	(32)	188	-	(188)	95	37	(59)
Liability Adequacy Test - LAT	(140)	-	140	-	-	-	(140)	-	140	-	-	-
Provision for Contingencies	31	31	-	31	31	-	63	63	-	128	128	-
Civil Lawsuits - Economic Plans	31	31	-	25	25	-	56	56	-	83	83	-
Tax and Pension	-	-	-	6	6	-	6	6	-	46	46	-
Impairment	9	9	-	-	-	-	9	9	-	43	43	-
Program for the Settlement or Installment Payment of Taxes	-	-	-	(12)	(12)	-	(12)	(12)	-	(41)	(41)	-
Recurring Result - Attributable to Controlling Stockholders	5,574	6,039	465	5,235	5,235	495	10,809	11,769	960	11,942	11,685	(258)

São Paulo, August 02, 2016.

Marcelo Kopel

Investor Relations Officer

Itaú Unibanco Holding S.A.